# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MP Materials Corp., CIK 0001801368
CUSIP: 553368101
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1700 S. Pavilion Center Drive, Suite 800, Las Vegas, Nevada (NV), 89135
Date of event which requires filing of this statement: 01/12/2026
Filed by CIK 0001831746
Persons authorized to receive notices and communications: James H. Litinsky, 1700 S. Pavilion Center Drive, Suite 800, Las Vegas, Nevada (NV), 89135, 702-844-6111

## Reporting persons
- James H. Litinsky (CIK 0001831746): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 13,022,362; shared voting power 0; sole dispositive power 13,022,362; shared dispositive power 0; aggregate amount beneficially owned 13,022,362 (7.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: MP Materials Corp.
Address of issuer's principal executive offices: 1700 S. Pavilion Center Drive, Suite 800, Las Vegas, Nevada (NV), 89135
Comment: This Amendment No. 11 to Schedule 13D ("Amendment No. 11") amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the "SEC") on November 27, 2020 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed on December 23, 2020, Amendment No. 2 filed on March 30, 2021, Amendment No. 3 filed on September 20, 2021, Amendment No. 4 filed on March 2, 2022, Amendment No. 5 filed on August 10, 2022, Amendment No. 6 filed on September 9, 2022, Amendment No. 7 filed on May 26, 2023, Amendment No. 8 filed on May 31, 2023, Amendment No. 9 filed on December 4, 2024, and Amendment No. 10 filed on March 19, 2025 (collectively the "Schedule 13D"), relating to the shares of Class A Common Stock, par value $0.0001 per share (the "Common Stock"), of MP Materials Corp. (the "Issuer"). The address of the principal executive offices of the Issuer is 1700 S. Pavilion Center Drive, Suite 800, Las Vegas, Nevada 89135. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 11 does not modify any of the information previously reported in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: James H. Litinsky
Residence or business address: 1700 S. Pavilion Center Drive, Suite 800, Las Vegas, NV 89135
Present principal occupation or employment: Chief Executive Officer and Chairman of the Board
Citizenship: United States

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, Mr. Litinsky may be deemed to beneficially own 13,022,362 shares of Common Stock, representing approximately 7.3% of the shares of Common Stock outstanding. This amount consists of: (i) 12,805,965 shares of Common Stock held by James Henry Litinsky, Trustee of James Henry Litinsky Revocable Trust u/a/d 10/19/2011, representing approximately 7.2% of the shares of Common Stock outstanding; (ii) 5,291 remaining restricted stock units ("RSUs") of the original 21,164 RSUs granted to Mr. Litinsky that vest in four annual installments beginning on January 13, 2024, where each RSU represents the contingent right to receive, upon vesting of the RSU, one share of Common Stock; (iii) 52,632 remaining RSUs of the original 105,264 RSUs granted to Mr. Litinsky that vest in four annual installments beginning on January 12, 2025, where each RSU represents the contingent right to receive, upon vesting of the RSU, one share of Common Stock; (iv) 89,285 remaining RSUs of the original 119,047 RSUs granted to Mr. Litinsky that vest in four annual installments beginning on January 13, 2026, where each RSU represents the contingent right to receive, upon vesting of the RSU, one share of Common Stock; (v) 65,422 RSUs granted to Mr. Litinsky that vest in four annual installments beginning on January 12, 2027, where each RSU represents the contingent right to receive, upon vesting of the RSU, one share of Common Stock; and (v) 3,767 shares of Common Stock owned by Mr. Litinsky.
Number of shares as to which each person has sole or shared power to vote or dispose: The percentage of shares of Common Stock outstanding reported herein is based on 177,230,483 shares of Common Stock outstanding as of October 31, 2025, as set forth in the Issuer's quarterly report on Form 10-Q filed with the SEC on November 7, 2025.
Transactions in the class effected during the past sixty days: Mr. Litinsky sold 933,411 shares of Common Stock in open market brokerage transactions as follows: (i) on November 20, 2025, 207,691 shares of Common Stock with a Weighted Average Price of $63.72 (Low Price: $63.27 and High Price: $64.25); (ii) on November 20, 2025, 40,720 shares of Common Stock with a Weighted Average Price of $64.60 (Low Price: $64.27 and High Price: $65.03); (iii) on December 5, 2025, 275,561 shares of Common Stock with a Weighted Average Price of $62.79 (Low Price: $62.25 and High Price: $63.24); (iv) on December 5, 2025, 34,801 shares of Common Stock with a Weighted Average Price of $63.11 (Low Price: $63.00 and High Price: $63.83); (v) on December 5, 2025, 74,638 shares of Common Stock with a Weighted Average Price of $63.42 (Low Price: $63.25 and High Price: $63.74); (vi) on January 7, 2026, 27,400 shares of Common Stock, pursuant to a 10b5-1 trading plan entered into on September 16, 2025, with a Weighted Average Price of $64.01 (Low Price: $64.00 and High Price: $64.06); and (vii) on January 8, 2026, 272,600 shares of Common Stock, pursuant to a 10b5-1 trading plan entered into on September 16, 2025, with a Weighted Average Price of $64.17 (Low Price: $64.00 and High Price: $64.80). On November 18, 2025, Mr. Litinsky withheld 78,700 shares of Common Stock to satisfy tax withholding obligations applicable to the vesting of RSUs on November 18, 2025. On January 12, 2026, Mr. Litinsky was granted 65,422 RSUs that vest over four years, beginning on January 12, 2027, each RSU represents the contingent right to receive, upon vesting of the RSU, one share of Common Stock. On January 12, 2026, Mr. Litinsky received 38,238 shares of Common Stock upon the vesting of RSUs with performance conditions previously granted on February 23, 2023. In addition, on January 12, 2026, Mr. Litinsky withheld 38,238 shares of Common Stock to satisfy tax withholding obligations applicable to the vesting of RSUs with performance conditions that vested on January 12, 2026. On January 12, 2026, Mr. Litinsky also withheld 26,316 shares of Common Stock to satisfy tax withholding obligations applicable to the vesting of RSUs that vested on January 12, 2026. Further, on January 13, 2026, Mr. Litinsky withheld 35,053 shares of Common Stock to satisfy tax withholding obligations applicable to the vesting of RSUs that vested on January 13, 2026. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in the table below. No other transactions in the shares of Common Stock were purchased or sold by the Reporting Person during the past 60 days.

## Signatures
- James H. Litinsky: /s/ Elliot D. Hoops, Elliot D. Hoops/Attorney-in-Fact (01/13/2026)